November 8, 2016
Lisa Larkin Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:

State Trust; File Nos. 333-212580, 811-23173

Dear Ms. Larkin:

On July 19, 2016, State Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A on behalf of the 1-3 Month Enhanced Short Duration Mutual Fund (the “Fund”), a series of the Trust.

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you in a letter dated August 16, 2016 and via telephone on October 21, 2016, except as indicated below.  Your comments are summarized below, with corresponding responses following each comment.  Please note that in responses discussing modifications to current disclosure, text that has been stricken-through represents deleted text, and underlined text represents added text.  In addition, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

Page 4 – Principal Investment Strategies

1.

Comment:  You state that the Fund will enter into reverse repurchase agreements; however, we did not note any separate interest expense in the fee table.  Please explain why no interest expense is shown separately on the fee table, or revise accordingly.

Response:  Under Item 2(c) of Form N-1A, “Other Expenses” in the fee table includes all expenses not otherwise disclosed in the table that are deducted from a fund’s assets, and includes interest expense.  The amount shown for Other Expenses in the fee table includes, among other expenses, all interest expense estimated for the current fiscal year.  Under Item 2(c) of Form N-

Craig.Foster@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3280

1A, the Fund may, but is not required to, include interest expense as a separate line item, and respectfully declines to do so.  Additionally, please note that, due to their anticipated structure, many of the Fund’s intended transactions may not cause the Fund to incur interest expense.

Page 5 – Principal Investment Strategies cont’d

2.

Comment:  You state, “The Fund is not a money market fund and thus does not seek to maintain a stable NAV of $1.00 per share. In addition, although the Fund may invest in securities that may be held by money market funds, it is not subject to the regulations applicable to money market funds.” Based on the Fund’s overall investment strategies, it is unclear whether the Fund is “hold[ing] itself out to investors as a money market fund or the equivalent of a money market fund” under Rule 2a-7(b)(1) of the Investment Company Act of 1940. 17 CFR § 270.2a-7(b)(1). If the Fund is holding itself out, it must either comply with all requirements applicable to a money market fund or revise the registration statement to adequately distinguish itself from a money market fund. See Investment Company Act Rule 2a-7(b)(1), 17 CFR § 270.2a-7(b)(1); Investment Company Act Section 34(b), 15 U.S.C. § 80a-33(b); Money Market Fund Reform; Amendments to Form PF, Inv. Co. Act Rel. No. 31166 (July 23, 2014) 79 Fed. Reg. 47736 (Aug.  14, 2014), available at http://www.gpo.gov/fdsys/pkg/FR-2014-08-14/pdf/2014-17747.pdf; U.S. Securities and Exchange Commission Division of Investment Management, 2014 Money Market Fund Reform Frequently Asked Questions (Apr. 29, 2015), available at https://www.sec.gov/divisions/investment/guidance/2014-money-market-fund-reform-frequently-asked-questions.shtml. Please explain to us why you believe the Fund is not holding itself out as a money market fund or the equivalent of a money market fund.

Response:  The prospectus has been modified to further distinguish the Fund from a money market fund.  In particular, the following changes have been made to the prospectus:

•

The first sentence of the first paragraph under “Principal Investment Strategies” has been revised to read as follows:

Under normal market conditions, the Fund (i) primarily invests ~~substantially all of~~ its net assets (exclusive of collateral with respect to securities lending and reverse repurchase agreement transactions) in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of greater than or equal to one ~~month~~ week and less than three months and (ii) will maintain a portfolio with an average weighted maturity of at least 61 days ..

•

The following sentence has been added after the second sentence of the third paragraph under “Principal Investment Strategies”:

The Fund may invest over 5% of its assets in repurchase agreements that do not use U.S. government securities.

•

The first sentence of the sixth paragraph under “Principal Investment Strategies” has been  revised to read as follows:

Under normal market conditions, the Fund will invest ~~substantially all, but~~ not less than~~,~~ 80% of its net assets (exclusive of collateral with respect to securities lending, repurchase and reverse repurchase agreement transactions), plus any borrowings for investment purposes, in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of greater than or equal to one month and less than three months.

•

The seventh paragraph under “Principal Investment Strategies” has been revised to read as follows (bold font added):

The Fund is not a money market fund and thus does not seek to maintain a stable NAV of $1.00 per share. Additionally, the Fund’s investment strategy ~~may~~ will cause the Fund’s portfolio to exceed the average maturity ~~, individual security maturity and diversification~~ requirements imposed on money market mutual funds.  Furthermore, the Fund’s use of reverse repurchase transactions will have a leveraging effect on the Fund’s NAV, which is generally inconsistent with the stable net asset value associated with money market mutual funds.  In addition, although the Fund may invest in securities that may be held by money market funds, it is not subject to the regulations applicable to money market funds.

•

The following sentence has been added to end of the paragraph under “Tax Information”:

Because the Fund is not classified as a money market mutual fund by the I.R.S., its shareholders are not eligible for certain simplified methods for calculating gains and losses afforded to money market mutual fund shareholders.

•

The first sentence of the first paragraph under “More about the Fund’s Principal Investment Strategies” has been modified as follows:

Under normal market conditions, the Fund (i) primarily invests ~~substantially all of~~ its net assets (exclusive of collateral with respect to securities lending and reverse repurchase agreement transactions) in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of greater than or equal to one ~~month~~ week and less than three months and (ii) will maintain a portfolio with an average weighted maturity of at least 61 days ..

•

The following sentence has been added to the end of the second paragraph under “Repurchase Agreements” under “More about the Fund’s Principal Investment Strategies”:

The Fund may invest over 5% of its assets in repurchase agreements that do not use U.S. government securities.

•

The two paragraphs under “Other Information” under “More about the Fund’s Principal Investment Strategies” have been revised to read as follows:

Under normal market conditions, the Fund will invest ~~substantially all, but~~ not less than~~,~~ 80% of its net assets (exclusive of collateral with respect to securities lending, repurchase and reverse repurchase agreement transactions), plus any borrowings for investment purposes, in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of greater than or equal to one month and less than three months.

The Fund is not a money market fund and thus does not seek to maintain a stable net asset value of $1.00 per share.  Additionally, the Fund’s investment strategy ~~may~~ will cause the Fund’s portfolio to exceed the average maturity ~~, individual security maturity and diversification~~ requirements imposed on money market mutual funds.  Furthermore, the Fund’s use of reverse repurchase transactions will have a leveraging effect on the Fund’s NAV, which is generally inconsistent with the stable net asset value associated with money market mutual funds.  In addition, although the Fund may invest in securities that may be held by money market funds, it is not subject to the regulations applicable to money market funds.

Page 7 – Fund Management

3.

Comment:  You state that the portfolio manager has “managed the Fund since inception.”  Please add the month and year of inception, when known, to the sentence.

Response:  The month and year of inception, once known, will be added to the sentence.

Page 11 – More About the Fund’s Principal Investment Strategies

4.

Comment: Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions.  Please also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).  See Item 9(b)(1), Instruction 6 of Form N-1A.

Response:  The following disclosure has been added directly above the heading “More about the Fund’s Principal Risks”:

Temporary Investments: To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in cash or cash equivalents (including cash it has borrowed).  While the Fund is in a defensive position, the opportunity to achieve its objective may be hindered and additional borrowing cost may be incurred.

Page 16 – How Shares Are Priced

5.

Comment:  Please disclose the method used to value Fund shares (market price, fair value, or amortized cost).  See Item 11(a)(1) of Form N-1A.

Response:  The second paragraph under “How Shares are Priced” has been revised to read as follows:

The NAV of the Fund’s shares is determined by dividing the total market value of the Fund’s portfolio investments ~~with a maturity between two and three months plus the amortized cost of short term investments~~ and other assets ~~with a maturity of 60 days or less~~ , less any liabilities, by the total number of shares outstanding.

6.

Comment:  You state, “Fund shares are valued as of the close of regular trading (normally 4:00 p.m., Eastern time) (the “NYSE Close”) on each Business Day.”  “Business Day” has not yet been defined.  Please revise accordingly.

Response:  The sentence cited has been revised to read as follows:

Fund shares are valued as of the close of regular trading (normally 4:00 p.m., Eastern time) (the “NYSE Close”)  on each ~~Business Day~~ day the New York Stock Exchange (“NYSE”) is open for business.

7.

Comment:  Please disclose that the price at which a purchase or redemption is effected is based on the next calculation of net asset value after the order is placed.  See Item 11(a)(2) of Form N-1A.

Response:  The following sentence has been added in the paragraph under “How Shares are Priced,” after the sentence added in response to Comment 8:

The price at which a purchase or redemption of Fund shares is effected is based on the next calculation of the Fund’s NAV after the order is placed.

8.

Comment:  Please add a statement identifying in any general manner any national holidays when shares will not be priced and specifying any additional local or regional holidays when shares will not be priced.  See Item 11(a)(3) of Form N-1A.  In responding to this item, a fund may use a list of specific days or any other means that effectively communicates the information (e.g., explaining that shares will not be priced on the days on which the NYSE is closed for trading).  See Item 11(a)(3), Instruction 1 of Form N-1A.

Response: The following sentence has been added after the first sentence of the third paragraph under “How Shares are Priced”:

The NYSE is closed on weekends and New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

9.

Comment:  You state, “The Fund reserves the right to change the time its NAV is calculated if the Fund closes earlier, or as permitted by the SEC.”  Under Investment Company Act Rule 22c-1(b), a fund must calculate the NAV at the specific time or times during the day that the board of trustees sets, except under limited circumstances.  17 CFR § 270.22c-1(b).  Please disclose the circumstances under which the Fund will change the time its NAV is calculated how such circumstances comply with Rule 22c-1.

Response:  The cited sentence has been deleted and replaced in its entirety with the following disclosure:

In accordance with Rule 22c-1 under the 1940 Act, the Fund reserves the right to change the time its NAV is calculated on (i) days on which changes in the value of the Fund’s portfolio securities will not materially affect the current net asset value of the Fund’s shares; and (ii) days during which no Fund share is tendered for redemption and no order to purchase a Fund share is received by the Fund.  In addition, the Board may change the time at which the Fund’s NAV is calculated if the Board deems such change necessary.

10.

Comment:  Please explain to us why the fourth, fifth, sixth, and seventh paragraphs regarding market quotes and fair value pricing are necessary given the types of investments the Fund makes.

Response:  The paragraphs cited have been deleted from the prospectus.

Page 23 – Market Timing Policy

11.

Comment:  The first paragraph, particularly with respect to foreign securities, appears to be inconsistent with the Fund’s principal investment strategies.  Please explain to us why the language is not inconsistent, or revise accordingly.

Response:  The ~~paragraph cited has been revised to read as follows~~ four paragraphs under “ Market Timing Policy ” have been replaced in their entirety with the following disclosure :

~~The Fund is intended to be a long-term investment.  Excessive purchases and redemptions of shares of the Fund in an effort to take advantage of short-term market fluctuations, known as “market timing,” can interfere with long-term portfolio management strategies and increase the expenses of the Fund, to the detriment of long-term investors.  Because the Fund may invest a portion of its assets in foreign securities, investors may seek to take advantage of time zone differences between the foreign markets on which the Fund’s portfolio securities trade and the time at which the NAV is calculated.  For example, a market-timer may purchase shares of the Fund based on events occurring after foreign market closing prices are established but before the NAV calculation, that are likely to result in higher prices in foreign markets the next day.  The market-timer would then redeem the Fund’s shares the next day when the Fund’s share price would reflect the increased prices in foreign markets, realizing a quick profit at the expense of long-term Fund shareholders.~~ While the Fund does not encourage frequent trading, the Board has determined that it is not necessary to adopt policies and procedures designed to detect and deter frequent trading and market timing in the Fund’s shares.  The Board has reached this determination based on its anticipation that certain investors will use the Fund as a short-term investment and its assessment that there is little opportunity, given the nature of the Fund’s investments, for Fund investors to take advantage of short-term market fluctuations.

12.

Comment:  In the second paragraph, you state, “Under these policies, the Fund periodically examines transactions that exceed monetary thresholds or numerical limits within certain time periods.”  Describe with specificity what you mean by “periodically,” “monetary thresholds,” “numerical limits,” and “certain time periods.”  See Item 11(e)(4)(iii) of Form N-1A.

Response:  The cited sentence has been deleted.

Statement of Additional Information

Page 6 – Investment Restrictions

13

Comment:  In every place where the phrase “the 1940 Act, as amended, and as interpreted, modified permitted by regulatory authority having jurisdiction, from time to time” or similar language appears, such as in Investment Restrictions 1, 2, and 6, please replace with the phrase “the 1940 Act, as amended, the rules and regulations promulgated thereunder, or interpretations of the SEC or its staff.”

Response:  The SAI has been revised as requested.

Page 7 – Investment Restrictions cont’d

14.

Comment:  You state, “The Fund may not concentrate its investments in a particular industry, as that term is used in the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction from time to time.”  Please add “or group of industries” after “particular industry.”  See Item 9(b)(1), Instruction 4 of Form N-1A.

Response:  The SAI has been revised as requested.

Page 7 – Investments, Risks and Limitations

15.

Comment:  Please disclose, if applicable, the types of investments that the Fund may make while assuming a temporary defensive position described in response to Item 9(b).  See Item 16(d) of Form N-1A.

Response:  The following disclosure has been added directly above “Operational Risk” under “Investments, Risks and Strategies”:

Temporary Investments

To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in cash or cash equivalents (including cash it has borrowed).  While the Fund is in a defensive position, the opportunity to achieve its objective may be hindered and additional borrowing cost may be incurred.

Page 7 – Disclosure of Portfolio Holdings

16.

Comment:  Please describe the procedures that the Fund uses to address (1) conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser, principal underwriter, or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other, and (2) the manner in which the board of trustees exercises oversight of disclosure of the Fund’s portfolio securities.  See Item 16(f)(1)(vi) and (vii) of Form N-1A.

Response:  With respect to Comment 16(1), the following disclosure has been added to the end of the first paragraph under “DISCLOSURE OF PORTFOLIO HOLDINGS”:

As a general matter, the Fund will not disclose (or authorize its adviser, transfer agent, fund accountant, administrator, custodian or distributor) portfolio holdings information to any person or entity except as follows:

•

To persons providing services to the Fund who have a need to know such information in order to fulfill their obligations to the Fund, such as portfolio managers, administrators, custodians, pricing services, proxy voting services, accounting and auditing services, and research and trading services, and the Board;

•

In connection with periodic reports that are available to shareholders and the public;

•

Pursuant to a regulatory request or as otherwise required by law;

•

To persons approved in writing by the CCO; or

•

On the Fund’s website.  A complete listing of the Fund’s holdings may be posted on the Fund’s website on a periodic basis. Holdings will be posted with an “as-of date.”

With respect to Comment 16(2), the following language, currently in the SAI, sufficiently describes the procedures the Fund uses to address the manner in which the Board exercises oversight of disclosure of the Fund’s portfolio holdings:

Compliance with Portfolio Holdings Disclosure Procedures. The Trust’s Chief Compliance Officer will report periodically to the Board with respect to compliance with the Fund’s portfolio holdings disclosure procedures, and from time to time will provide the Board any updates to the portfolio holdings disclosure policies and procedures.

Page 9 – Qualification of Trustees

17.

Comment:  Please revise the information listed for each Trustee so that it meaningfully discusses the specific experience, qualifications, attributes, or skills that led to the conclusion that each person should serve as Trustee for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. For example, in what respect is Mr. Logan’s experience at Quantex Clearing relevant to his qualification as a Trustee for the Fund?

Response:  The table under “Qualification of Trustees” has been revised to read as follows:

Ofer Abarbanel

Mr. Abarbanel brings to the Trust his deep understanding of the Fund’s principal investment strategy, substantial knowledge of methods of efficiently executing that strategy, and significant familiarity with the regulatory framework that governs the Fund.

Mr. Abarbanel is a 17 year securities lending broker and expert who has advised many Israeli regulators, among them the Israel Tax Authority, with respect to stock loans, repurchase agreements and credit derivatives.

Mr. Abarbanel holds a professional certification as a securities portfolio manager and advisor in Israel. Mr. Abarbanel is the sole owner of the Adviser. He is the CEO of Plus Trust, an open-end registered investment company that is registered as an exchange traded fund with the Securities and Exchange Commission and is approved to be traded on NASDAQ under the Symbol: “TBIL.” He is also the owner and CEO of Institutional Secured Credit LLC, a US based investment company, and an outsourced consultant for Contact Prime Brokerage Ltd., an Israeli based firm which specializes in securities lending, repurchase agreements, reverse repurchase agreements and derivatives.

~~Nicholas Abbate~~

~~Mr. Abbate brings to the Trust significant securities industry and leadership experience.~~

~~Mr. Abbate currently serves as the Director of Business Development at Enerlock, LLC, an energy savings specialist company. At Enerlock, LLC, Mr. Abbate is responsible for the procurement of large commercial, small business and residential electric and gas customers, as well as development of new sales channels through online and affiliate marketing.~~

~~Mr. Abbate has significant experience in capital markets, and has devoted over 10 years to equity trading and broker-dealer sales through various roles at Knight Capital Group, Inc., an independent market maker. At Knight Capital Group, Inc., Mr. Abbate was a market maker in NASDAQ securities and Over the Counter Bulletin Board (OTCBB)/OTC Pink Securities in various sectors.~~

~~Mr. Abbate joined Knight Capital Group, Inc., in 1997 after spending a year as an Accounts Manager – Wire Room at TD Waterhouse Securities, where he was responsible for all NASDAQ trade reconciliation and reporting.~~

~~Mr. Abbate earned a B.A. degree in Business Management from St. John’s University. He has held FINRA Series 7, 24, 55, 63 and 65 licenses.~~

Nory Settineri

Mr. Settineri brings to the Board extensive portfolio management and leadership experience, coupled with a long tenure in the securities industry.

Mr. Settineri is currently a Managing Partner with NVS Capital Consulting LLC, a consulting firm to financial services providers, and he has served in that role since June of 2014.  From 2006 to 2014, Mr. Settineri was a trader with the Chicago Board of Trade, where he constructed and managed complex portfolios and conducted sophisticated research and analysis.

Mr. Settineri earned a B.A. degree in Interdisciplinary Studies (Business and Communication) from Arizona State University.

Eliahu Cohen

Mr. Cohen has significant general and technological business experience, and his planning, organizational and leadership skills help the Board set long-term goals for the Fund and establish processes for overseeing Trust policies and procedures.

Mr. Cohen is currently self-employed as a strategic consultant to technology companies, and has been so since 2013. From 2010 through 2013 Mr. Cohen served as the Vice President of Business Development of Emefey, a wastewater clean technology company. Prior to that, Mr. Cohen was the Vice President of Business Development and Technology for RIT Technologies.

Mr. Cohen earned a B.A. degree in Computer Science from the City University, New York, Queens College.

Michael Logan

Mr. Logan brings to the Trust his significant knowledge of, and substantial leadership experience within, the securities finance industry.

Mr. Logan currently works as the head of securities lending for Velocity Capital LLC. Prior to beginning work with Velocity Capital LLC in 2016, Mr. Logan worked at Quantex Clearing from 2010 until 2016, where he also served as the head of securities lending.  Prior to his work on DTC member Quantex Clearing, Mr. Logan worked as a Systems Administrator and Vice President of the Matador Platform at All American Technologies from 2004 through 2006 and from 2007 through 2010.

Mr. Logan holds a FINRA series 7 license and graduated from Empire State College with a degree in Liberal Arts.

Page 11 – Independent Trustees

18.

Comment:  With respect to information about Nicholas Abbate’s principal occupation, the company listed in the chart is called, “Enerpros,” but the same company is called “Enerlock” on the previous page. Please resolve the inconsistency.

Response:  Mr. Abbate will not serve as a Trustee or an officer of the Trust and all references to him as Trustee in the SAI have been deleted.

Page 12 – Interested Trustee and Officers

19.

Comment:  For each trustee who is an interested person of the Fund, please describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the trustee is an interested person. See Item 17(a)(1), Instruction 2 of Form N-1A.

Response:  The following footnote has been added to the table under “Interested Trustee and Officers”:

4.  Mr. Abarbanel is an Interested Trustee due to his status as sole owner of the Adviser.

Page 13 – Nominating and Corporate Governance Committee

20.

Comment:  Please state whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations. See Item 17(b)(2)(iv) of Form N-1A.

Response:  The following paragraph has been added as a fourth paragraph under “Interested Trustees and Officers”:

The Nominating and Corporate Governance Committee does not consider nominees recommended by shareholders. The Board believes this policy is appropriate because, in the Board’s view, the Independent Trustees are in a better position than shareholders to evaluate the current staffing needs of the Board and the qualifications of candidates relative to those needs.

Page 18 – Administrator and Transfer Agent

21.

Comment:  Please state the name and principal business address of the Fund’s transfer agent and the dividend-paying agent. See Item 19(h)(2) of Form N-1A. You state, “Gemini also serves as the Fund’s transfer agent pursuant to a Transfer Agent Servicing Agreement.” If “Gemini” is not the full name of the entity, please provide it.

Response:  The third paragraph under “Administrator and Transfer Agent” has been revised to read as follows:

MSS also serves as the Fund’s transfer agent pursuant to a Transfer Agent Servicing Agreement. MSS may be reimbursed by the Fund for its out-of-pocket expenses.

Page 18 – Portfolio Manager Compensation

22.

Comment:  You state, “The Fund’s portfolio manager receives compensation consisting of (i) a portion of the advisory fee charged by the Adviser to the Fund and (ii) a discretionary bonus based on, among other factors, Fund performance.” The value of compensation is not required to be disclosed, but please add more specificity about the portfolio manager’s compensation consistent with Item 20(b) of Form N-1A.

Response:  The sentence cited has been revised in its entirety to read as follows:

The compensation of the portfolio manager varies with the general success of the Adviser as a firm. For the services he provides to the Fund, the portfolio manager receives (i) a base salary, and (ii) bonuses, calculated as a percentage of Fund assets, awarded if the Fund meets certain performance or asset targets over a monthly period.   Performance-

based bonuses are awarded if the Fund’s post-tax returns are greater than the then-current London Interbank Offered Rate over the applicable month.  All bonuses received by the portfolio manager are subject to clawback by the Adviser if the return and asset size targets are not met.

Page 19 – Securities Lending and Derivatives

23.

Comment:  Please tell us whether Mr. Abarbanel is an affiliate of Contact Prime Brokerage. Depending on your response, we may have additional comments.

Response:  Mr. Abarbanel is not an affiliate of Contact Prime Brokerage.

Page 21 – Determination of Net Asset Value

24.

Comment:  Please add disclosure regarding the method to be followed by the Fund in determining the total offering price at which its shares may be offered to the public and the method(s) used to value the Fund’s assets. See Item 23(c) and Instructions 1-4 of Form N-1A.

Response:  We believe that the language currently provided in the SAI, as modified below to mirror similar changes to the prospectus, sufficiently addresses this comment:

Shares of the Fund will be offered to the public at net asset value (“NAV”).  The NAV per share for the Fund is computed by dividing the value of the net assets of the Fund (i.e., the value of its total assets less total liabilities) by the total number of shares outstanding. Expenses and fees, including the management fee, are accrued daily and taken into account for purposes of determining NAV. The NAV of the Fund is determined each ~~Business Day~~ day the New York Stock Exchange (“NYSE”) is open for business, as of the close of trading (ordinarily 4:00 p.m. Eastern time) on the NYSE (the “NYSE Close”). ~~On any Business Day when the Exchange closes trading early, the Fund may close early and determine NAV as of an earlier time.~~  In accordance with Rule 22c-1 under the 1940 Act, the Fund reserves the right to change the time its NAV is calculated on (i) days on which changes in the value of the Fund’s portfolio securities will not materially affect the current net asset value of the Fund’s shares; and (ii) days during which no Fund share is tendered for redemption and no order to purchase a Fund share is received by the Fund.  In addition, the Board may change the time at which the Fund’s NAV is calculated if the Board deems such change necessary.

For purposes of calculating NAV, portfolio securities and other assets ~~with a maturity between two and three months~~ for which market quotes are readily available are valued at market value ~~,  and short term investments and other assets with a maturity of 60 days or less are valued at amortized cost~~ . Market value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services. Domestic ~~and foreign~~ fixed income securities are normally valued on the basis of quotes obtained from brokers and dealers or pricing services using data reflecting the earlier closing of the principal markets for those securities. Prices obtained from independent pricing services use information provided by market makers or estimates of market values obtained from yield data relating to investments or securities with similar characteristics. Certain fixed income securities purchased on a delayed-delivery basis are marked to market daily until settlement at the forward settlement date. ~~With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies, the Fund’s NAV will be calculated based upon the NAVs of such investments. The value of securities traded in markets outside the United States may be affected significantly on a day that the NYSE is closed and  market participants are not able to purchase or sell securities.~~

Securities and other assets for which market quotes are not readily available are valued at fair value as determined in good faith by the Board of Trustees or persons acting at their direction. The Board of Trustees has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available, and has delegated to the Adviser the responsibility for applying the valuation methods. In the event that market quotes are not readily available, and the security or asset cannot be valued pursuant to one of the valuation methods, the value of the security or asset will be determined in good faith by the Board of Trustees, generally based upon recommendations provided by the Adviser.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE Close, that materially affect the values of the Fund’s securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available. The Board has delegated to the Adviser the responsibility for monitoring significant events that may materially affect the values of the Fund’s securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events.

When the Fund uses fair value pricing to determine its NAV, securities will not be priced on the basis of quotes from the primary market in which they are traded, but rather may be priced by another method that the Board of Trustees or persons acting at their direction believe reflects fair value. Fair value pricing may require subjective determinations about the value of a security. While the Trust’s policy is intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing, the Trust cannot ensure that fair values determined by the Board of Trustees or persons acting at their direction would accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the Fund may differ from the value that would be realized if the securities were sold.

Part C

Signature Page

25.

Comment:  Under Section 6(a) of the Securities Act of 1933, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of trustees or persons performing similar functions. The signature page of this registration statement does not appear to comply with Section 6(a). Please explain.

Response:  When the Fund filed its registration statement on July 19, 2016, Mr. Abarbanel was the sole Trustee of the Fund, and no organizational meeting had been held.  As a result, on that date, there were no officers or Trustees other than Mr. Abarbanel.  Once the organizational meeting is held, additional Trustees are elected, and officers are appointed, the registration statement filed by the Fund, prior to its effectiveness, will be signed by the Fund, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of trustees or persons performing similar functions.

************

The Trust has authorized me to convey to you that it acknowledges the following:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3280.

Very truly yours,

/s/

Craig A. Foster

cc:    Ofer Abarbanel

JoAnn M. Strasser